

|||| 09058247

SEC........................ ....ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 7 2009
Washington, DC

SEC FILE NUMBER
8- 48203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2008_____ AND ENDING_____December 31, 2008_____

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1295 State Street

                                   (No. and Street)

Springfield,   MA   01111-0001

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter G. Lahaie   413-737-8400

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    KMPG LLP

One Financial Plaza 755 Main Street	(Name – *if individual, state last, first, middle name*) Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Peter G. Lahaie_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___MML Distributors, LLC_____, as of ___December 31,_____, 20 08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

> KATHLEEN O. CURRAN
> NOTARY PUBLIC
> COMMONWEALTH OF MASSACHUSETTS
> My Commission Expires Dec. 3, 2010

_____
Signature

Vice President and CFO
_____
Title

_Kathleen O. Curran_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Distributors, LLC

Table of Contents



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

To the Members of
MML Distributors, LLC:

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MML Distributors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 20, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

MML Distributors, LLC

Statement of Financial Condition
December 31, 2008
(Dollars in thousands)

Assets

Cash and cash equivalents	$	1,360
Receivables from brokers or dealers		2,244
Prepaid expenses and other		36
Current tax receivable		4
Total assets	$	3,644

Liabilities and Members' Equity

Payables to related parties	$	2,215
Accounts payable and accrued expenses		43
Total liabilities		2,258

Members' Equity

Members' equity	16,275
Accumulated deficit	(14,889)
Total members' equity	1,386

Total liabilities and members' equity	$	3,644

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Operations
For the Year Ended December 31, 2008
(Dollars in thousands)

Revenues

Commissions	$ 20,428
Trail commissions	24,763
Distribution fees	1,508
Other income	53
Total revenues	46,752

Expenses

Commissions	45,191
General and administrative expenses	1,501
Total expenses	46,692
Income before income taxes	60
Income tax expense	8
Net income	$ 52

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2008
(Dollars in thousands)

	Members' Equity	Accumulated Deficit	Total Members' Equity
Balances at December 31, 2007	$ 16,275	$ (14,941)	$ 1,334
Net income	--	52	52
Balances at December 31, 2008	$ 16,275	$ (14,889)	$ 1,386

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Statement of Cash Flows
For the Year Ended December 31, 2008
(Dollars in thousands)

Cash flow from operating activities:

Net income	$	52
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Receivables from brokers or dealers		(2,244)
Prepaid expenses and other		(4)
Taxes receivable		10
Payables to related parties, net		2,093
Accounts payable and accrued expenses		6
Net cash used in operating activities		(87)
Net decrease in cash and cash equivalents		(87)
Cash and cash equivalents, beginning of year		1,447
Cash and cash equivalents, end of year	$	1,360

Supplemental cash flow information:

Income taxes received, net	$	7

The accompanying notes are an integral part of these financial statements.

MML Distributors, LLC

Notes to Financial Statements
December 31, 2008
(Dollars in thousands)

---

1. Organization

MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company ("MassMutual") with a 99% interest, and MassMutual Holding LLC with a 1% interest.

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker/ dealer in all 50 states, Puerto Rico and the District of Columbia. The Company has entered into agreements with affiliates from which it receives commission and distribution fee income (see Note 3).

2. Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation – The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with maturities of three months or less to be cash and cash equivalents. The Company invests in money market funds managed by a related party (see Note 3), which are classified as cash equivalents. Cash segregated under federal regulations, of which there was zero at December 31, 2008, includes funds held in a separate bank account for the exclusive benefit of the Company's customers, in accordance with the regulations of the SEC.

Investment Income – Investment income is recorded on an accrual basis in Other income on the Statement of Operations.

Revenue Recognition and Related Expense – Commission revenue and related expenses are recorded on the trade date. Trail commission revenue represents 12b-1 fees paid to the Company by open-end mutual fund companies and are recorded on an accrual basis. Distribution fees are recorded on an accrual basis.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes – Income taxes due to governmental taxing authorities are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The effective tax rate is different from the statutory tax rate due to permanent differences caused by items such as state taxes.

The Company accounts for income taxes and related accounts in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes" and Financial Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." SFAS No. 109 requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. A valuation allowance may be established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has determined that no reserves for uncertain tax positions are required at December 31, 2008 and records interest and penalties accruing as a result of future uncertain tax positions, if any, as a component of income tax expense.

3. **Related-Party Transactions and Agreements**

The Company is party to various related party transactions. Revenues earned and expenses incurred related to these transactions are not necessarily indicative of the amounts that would be recognized if these transactions were with a third party.

Through distribution agreements, the Company is the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life"), a wholly owned subsidiary of MassMutual, and MML Bay State Life Insurance Company ("MML Bay State"), a wholly owned subsidiary of C. M. Life. Independent brokers appointed by MassMutual sell these policies and contracts for which they earn commissions. For the year ended December 31, 2008, the Company earned $20,428 in commission revenues that it reallows to broker-dealers forming the selling groups.

The Company is party to a Broker-Dealer Services Agreement with MassMutual whereby the Company provides broker-dealer services, such as order aggregation services in connection with the purchase and sale of investment company shares owned by employer sponsored retirement plans. For the year ended December 31, 2008, the Company recorded $12,193 in trail commissions related to these programs and incurred distribution costs related to these revenues that are payable to MassMutual.

Additionally, the Company has entered into Principal Underwriter Agreements with the MassMutual Premier Funds, and the MassMutual Select Funds, as well as Distribution Agreements with the MML Series Investment Fund, and the MML Series Investment Fund II (together, the "Funds"). Through these agreements, the Company earns commissions and trail commissions from the Funds, totaling $12,570 for the year ended December 31, 2008, that it reallows to broker-dealers forming the selling groups.

In connection with the above agreements, the Company has recorded a net payable to MassMutual of $2,252 as of December 31, 2008.

Pursuant to the distribution agreements noted above with MassMutual, C.M. Life, and MML Bay State, the Company is paid for expenses it incurs, which are included in Distribution fees on the Statement of Operations. For the year ended December 31, 2008, $1,508 in distribution fees were earned by the Company collectively from MassMutual, C.M. Life, and MML Bay State. As of December 31, 2008, the Company has recorded a receivable from MassMutual of $358 related to these fees.

The Company has service agreements with MassMutual and MML Investors Services, Inc. ("MMLISI"), an indirect wholly owned subsidiary of MassMutual, which provide for the performance by MassMutual and MMLISI of certain services for the Company including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee equal to MassMutual's and MMLISI's allocated costs related to the Company. The management fee for the year ended December 31, 2008 totaled $1,295, of which $1,115 and $180 was allocated by MassMutual and MMLISI, respectively, and is included in General and administrative expenses on the Statement of Operations. As of December 31, 2008, the Company has recorded a payable to MassMutual of $300 and has no payable to MMLISI related to these service agreements. In addition, the Company has a payable to MMLISI of $21 at December 31, 2008 for certain expenses paid by MMLISI on the Company's behalf.

At December 31, 2008, the Company has $945 invested in the Oppenheimer Money Market Fund A and $388 invested in an Oppenheimer Institutional Money Market fund (the Institutional Fund), both of which are managed by Oppenheimer Funds, Inc. ("OFI"). These investments are included in Cash and cash equivalents on the Statement of Financial Condition. OFI is owned by Oppenheimer Acquisition Corporation, a controlled subsidiary of MassMutual. For the year ended December 31, 2008, the Company earned a total of $29 in dividends from these investments, which is included in Other income on the Statement of Operations.

4. Regulatory Requirements

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" (as those items are defined), shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative method of calculating its minimum net capital. Accordingly, the minimum net capital required is $250. At December 31, 2008, the Company had net capital of $1,297, which was $1,047 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

5. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

6. **Litigation and Regulatory Inquiries**

The Company may from time to time become involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. The Company is not aware of any pending governmental or regulatory investigations or inquiries.

7. **Income Taxes**

The Company is included in a consolidated U.S. Federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties.

Tax allocations are calculated and paid on a quarterly basis. During the year ended December 31, 2008, the Company had net income tax refunds from MassMutual in the amount of $7, in accordance with the provisions of the Agreement. As of December 31, 2008, $4 was receivable from MassMutual for current income taxes.

On October 24, 2008, the Company executed an amendment to withdraw from the Agreement effective January 1, 2009. The amendment constitutes a change in the Company's status from a taxable entity to a non-taxable entity. SFAS 109 requires a deferred tax liability or asset to be eliminated as of the date the Agreement was amended.

During 2008, the Company recorded $22 of current federal and state income tax expenses based on its current year income. In addition, the Company recorded $14 of deferred income tax expense, offset by a $14 tax benefit to current income taxes, for a temporary difference related to prepaid expenses and to adjust the tax provision to actual based on timely filing 2007 tax returns in 2008. As a result of withdrawing from the Agreement, the Company reversed the deferred tax liability balance of $14 through the Statement of Operations as of December 31, 2008.

The components of the income tax expense for the year ended December 31, 2008 are as follows:

Income tax expense:	
Current:	
Federal	$ 7
State and other	1
Total income tax expense	$ 8

A reconciliation of the differences between income tax expense and the amount computed by applying the statutory U.S. federal tax rate to pre-tax income for year ended December 31, 2008 is as follows:

	Amount	Percent
Provision for income taxes at the U.S. Federal rate	$ 21	35.0%
State taxes, net of federal effect	1	1.6%
Reversal of deferred taxes	(14)	(23.3%)
Total income tax expense	$ 8	13.3%

In February 2008, the Internal Revenue Service commenced its examination of the years 2004 and 2005.

Computation of Net Capital Under Rule 15c3-1
December 31, 2008   Additional
(Dollars in thousands)   Information

Alternate Net Capital Requirement

Total members' equity		$ 1,386
Less non-allowable assets:		
Taxes receivable	4	
Prepaid expenses, other assets, and		
cash on deposit with FINRA	58	62
Net capital before specific reduction in the		
market value of securities		1,324
Less securities haircuts pursuant to Rule 15c3-1		27
Net capital		1,297
Minimum net capital required to be maintained		250
Net capital in excess of minimum requirements		$ 1,047

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Distributors, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2008.



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC rule 15c3-3

To the Members of
MML Distributors, LLC:

In planning and performing our audit of the financial statements of MML Distributors, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties



February 20, 2009



MML Distributors, LLC
(SEC File Number 8-48203)

Financial Statements and Supplemental Schedule
As of and For the Year Ended December 31, 2008
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a public document.